Delisting Determination, The Nasdaq Stock Market, LLC, January 25, 2023, American Virtual Cloud Technologies, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrants of American Virtual Cloud Technologies, Inc., effective at the opening of the trading session on February 6, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on January 11, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on January 20, 2023.